Consent of Independent Registered Public Accounting Firm

We hereby provide our consent to the incorporation by reference, in this Annual Report on Form 10-K of Portlogic System Inc. of our report dated August 28, 2009 relating to our audit of the financial statements of Portlogic System Inc. for the years ended May 31, 2009 and 2008.

Our report, dated August 28, 2009, contains an explanatory paragraph that states that the accompanying financial statements have been prepared assuming the Company will continue as a going concern.  The Company has suffered a working capital deficiency and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MSCM LLP

Toronto, Canada

August 28, 2009